United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

CVRD and JFES restructure MSG

Rio de Janeiro, July 7, 2003 – Companhia Vale do Rio Doce (CVRD), the world’s largest iron ore producer, and JFE Steel Corporation (JFES), former Kawasaki Steel, one of the leading world steelmakers, signed on July 4th an agreement restructuring the shareholding composition of Minas da Serra Geral S.A. (MSG). The restructuring involved the acquisition by JFES of 1% of equity stake in MSG previously owned by CVRD and of 24.5% previously owned by a Japanese group. Therefore, each of CVRD and JFES, owns now 50% of MSG's equity.

In 1982, CVRD, JFES and six other Japanese partners established MSG to jointly develop the Capanema iron ore mine, located in CVRD's Southern System, in the state of Minas Gerais, Brazil. This venture was the beginning of a close relationship between CVRD and JFES. As a result of this mutually profitable business relationship, the two companies jointly invested in successful projects in Brazil, such as Companhia Siderúrgica de Tubarão (CST), a steelmaker, and Nova Era Silicon (NES), a ferro alloy producer, as well as California Steel Industries, a steelmaker in the US.

After 21 years of operation, Capanema iron ore reserves are reaching depletion and its operation is programmed to be discontinued by the end of 2003. Given their long term and successful relationship, CVRD and JFES decided to continue the joint venture at MSG and to explore new opportunities.

Concurrently, CVRD is starting to develop its wholly owned Fabrica Nova iron ore mine, located in the central region of the Iron Ore Quadrangle, state of Minas Gerais, Brazil, and 25km east of Capanema. Fabrica Nova will start operations by 2005, producing 10 million tons of iron ore per year, and might reach full-scale production of 15 million tons by 2009. CVRD’s estimated capex for the development of Fabrica Nova is US$ 84.4 million.

MSG will lease to CVRD heavy equipment, such as crushers, screens, yard facilities and a long distance conveyor belt, currently utilized at Capanema, as well as other new equipment to be acquired. These equipment will be utilized in Fabrica Nova mining operations.

Also as part of the long term relationship between the two companies, JFES entered into a 12-year contract to purchase 2 million tons of iron ore per year from CVRD.

This movement is in line with CVRD's strategy to create shareholder value through customer focus and maximization of return on invested capital.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-494
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-435

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: July 8, 2003